

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2021

Robert D. Reid
Chief Executive Officer
Supernova Partners Acquisition Company, Inc.
4301 50th Street NW
Suite 300, PMB 1044
Washington, D.C. 20016

> **Re: Supernova Partners Acquisition Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 24, 2021**
> **File No. 333-255079**

Dear Mr. Reid:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 18, 2021 letter.

Amendment No. 2 to Registration Statement on S-4 filed June 24, 2021

U.S. Federal Income Tax Consequences of the Business Combination to Holders of Offerpad Stock, page 165

1. We note the statement on page 166 that "Assuming the Business Combination qualifies as a reorganization . . . Offerpad stockholders will not recognize gain or loss . . .." It appears that the tax opinion is assuming the legal conclusion underlying the tax opinion. Please revise. Refer to Section III.C.3 of Staff Legal Bulletin 19.

Certain Relationships and Related Person Transaction , page 278

2. We note that Mr. Sella is LL Funds' managing partner. Please revise this section where

appropriate to address Mr. Sella given his relationship with the LL entities. See Item 404 of Regulation S-K.

General

3.   We note the investor presentation filed June 8 presents long term contribution margin of 6% to 8%. With a view to revised disclosure please advise us why this estimate differs from the 3.6% to 4.3% figures provided on page 135.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Corsico